UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sotherly Hotels Inc.

formerly MHI Hospitality Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83600C103

(CUSIP Number)

Andrew M. Sims

c/o Sotherly Hotels Inc.

410 W. Francis Street

Williamsburg, VA 23185

(757) 229-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83600C103

1.	Name of Reporting Persons. Andrew M. Sims
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,312,742
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,312,742
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,742
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IN

Item 2. Identity and Background

(c)	Mr. Sims is the Chief Executive Officer of Sotherly Hotels Inc. (formerly, MHI Hospitality Corporation), a hospitality real estate investment trust, with principal executive offices at 410 W. Francis Street, Williamsburg, VA 23185 (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

On September 16, 2015, Sotherly Hotels LP, the Issuer’s operating partnership (formerly, MHI Hospitality, L.P.), redeemed 200,000 of its operating partnership units held by Mr. Sims in exchange for the same number of shares of the Issuer’s common stock. On February 1, 2016, Sotherly Hotels LP redeemed 322,687 of its operating partnership units held by Mr. Sims in exchange for the same number of shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

The operating partnership units described in Item 3 were redeemed for common stock upon notice from Mr. Sims and following the Issuer’s election to redeem the units for stock rather than cash. The redemption was made for the purpose of investment. Mr. Sims is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Sims may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Mr. Sims does not have plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Sims beneficially owns 1,312,742, or 8.8%, of the Issuer’s common stock, based on 14,949,651 shares outstanding. This amount includes 793,937 shares held by the AMS Family Partnership, R.L.L.P. and 156,250 shares held by Mr. Sims’ spouse. This amount does not include the number of shares that may be issued to the Edgar Sims Irrevocable Trust (the “Trust”, for which Mr. Sims serves as a co-trustee) upon redemption of the Trust’s 32,681 units in Sotherly Hotels LP. The operating partnership is obligated to redeem each unit at the request of the holder, thereof for the cash value of one share of common stock or, at the Issuer’s option, one share of common stock.

(b)	Mr. Sims has sole power to vote and dispose of 1,312,742 shares of the Issuer’s common stock.

(c)	On December 30, 2015, Mr. Sims purchased 15,000 shares of the Issuer’s common stock on the open market at a price per share ranging from $6.17 to $6.25. On February 2, 2016, Mr. Sims received 8,000 shares of the Issuer’s common stock pursuant to the Issuer’s 2013 Long-Term Incentive Plan.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016	By:	/s/ Andrew M. Sims
Name: Andrew M. Sims

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